EXHIBIT 21.1

SUBSIDIARIES OF ENVELA CORPORATIONi

On December 31, 2022

Name of Subsidiary	State in Which Organized
Avail Recovery Solutions, LLC	Delaware
CEX Holdings, LLC	Texas
Charleston Gold & Diamond Exchange, Inc.	South Carolina
DGSE, LLC	Delaware
ECHG, LLC	Delaware
Echo Environmental Holdings, LLC	Delaware
ITAD USA Holdings, LLC	Delaware
QOEX, LLC	Texas
Teladvance, LLC	Delaware

i All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Envela Corporation. Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary on December 31, 2022.